UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM SD

Specialized Disclosure Report

STEEL DYNAMICS, INC.

(Exact name of registrant as specified in its charter)

Indiana	0-21719	35-1929476
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

7575 West Jefferson Blvd, Fort Wayne, Indiana	46804
(Address of principal executive offices)	(Zip Code)

Theresa E. Wagler 260-969-3500

(Name and telephone number, including area code, of the person to contact in connection with this report.):

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2015 to December 31, 2015.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Steel Dynamics, Inc. (the “company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2015 to December 31, 2015. Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are defined as cassiterite, columbite-tantalite, wolfromite, gold and their derivatives, which are limited to tin, tantalum, tungsten and gold (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

1.              Determination Disclosure, Company and Products Overview

Steel Dynamics, Inc. is one of the largest steel producers and one of the largest metals recyclers in the United States.  The primary sources of our revenues are from the manufacture and sale of steel products, processing and sale of recycled ferrous and nonferrous metals, and fabrication and sale of steel joist and deck products.  Our operations are managed and reported based on three operating segments: steel operations, metals recycling operations, and steel fabrication operations.

Our steel operations sell a broad range of hot-rolled and cold-rolled sheet steel products, including galvanized and painted products, and various long products such as steel beams, railroad rails, special bar quality and merchant bar quality rounds, and various merchant steel products including angles, flats and channels, as well as merchant beams and specialty structural steel sections.  Our internal and supply chain assessment yielded a single Conflict Mineral, tin, that may occasionally, in minimal amounts as a minor additive, be contained within, and necessary to, the functionality of certain of the paint supplied by a single paint supplier used to coat a portion of our painted sheet steel products. Painted sheet steel products represented approximately 5% of our total steel products volume produced in 2015.  The Conflict Mineral, tin, that may be contained in the paint utilized on those products represents an infinitesimal amount, either by weight or by dollar volume, of the total produced painted sheet steel products during 2015.

Our metals recycling operations acquire and process post-industrial and post-consumer scrap or recycled metals that on occasion may contain any of the Conflict Minerals.

2.              Reasonable Country of Origin Inquiry Results

The company has conducted a good faith reasonable country of origin inquiry regarding the identified Conflict Mineral, as required by the Rule. This good faith reasonable country of origin inquiry was reasonably designed to determine whether the Conflict Mineral applicable to our operations originated in the Covered Countries and whether the Conflict Mineral may be from recycled or scrap sources. Based on this reasonable country of origin inquiry, we determined that the Conflict Mineral, tin, that may be contained in certain paint used in our sheet steel paint operations as previously noted herein, was confirmed to have been sourced from smelters certified as conflict free by the Conflict Free Sourcing Initiative (CFSI), and thus, is Conflict Free as defined in the Rule.

Conflict Minerals acquired and processed by our metals recycling operations are from recycled or scrap sources, and thus, as defined in the Rule, are Conflict Free.

3.              Reasonable Country of Origin Inquiry Process

The reasonable country of origin inquiry for calendar year 2015 was completed in conjunction with internal assessment teams at each of our subsidiaries and/or divisions. These internal assessment teams consisted of persons in a position to know and understand the material inputs and processes utilized in the manufacture of our products, including the location’s General Manager (or their equivalent), and as appropriate, personnel in purchasing, metallurgy, quality control, engineering, and other areas.  The internal assessment teams identified the raw materials that are introduced and/or contained in, or on, our manufactured products that are necessary to the functionality or production of said products, and assessed if they may contain Conflict Minerals. We identified the vendors of any such raw materials and requested vendor certifications, in the form of the Conflict Minerals Reporting Template (CMRT) developed by the Conflict Free Sourcing Initiative (CFSI), an initiative of the Electronic Industry Citizens Coalition (EICC) and Global e-Sustainability Initiative (GeSI), concerning the absence or possible presence of Conflict Minerals in the products they supplied to us.  If any Conflict Minerals were noted, vendors were requested to indicate whether such Conflict Minerals originated from a Covered Country, or from a recycler or scrap supplier.  All vendor certifications were thoroughly analyzed, including the absence or existence of Conflict Minerals, and if present, country of origin information, smelter information, and whether it came from recycled or scrap sources. This subsidiary and/or division level information was accumulated and summarized to determine whether further due diligence procedures were necessary, and to determine the applicable Form SD reporting requirements.  Due to the results of our reasonable country of origin inquiry and determination that the Conflict Mineral, tin, that may be contained in certain paint used in our sheet steel paint operations was confirmed to have been sourced from smelters certified as conflict free by CFSI, no further due diligence procedures were required.

4.              Link to Website

This information is publically available at the company’s website: www.steeldynamics.com under the Investors section, SEC Filings.

Item 1.02 Exhibit

None

Section 2 — Exhibits

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereto duly authorized.

STEEL DYNAMICS, INC.

/s/Theresa E. Wagler

Date: May 27, 2016	By:	Theresa E. Wagler
	Title:	Executive Vice President and
Chief Financial Officer